Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170471
March 21, 2011

Mission NewEnergy Limited

Offering of Ordinary Shares

Mission NewEnergy Limited has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission for the offering to which this "free writing prospectus" relates. Before you invest, you should read the prospectus in that registration statement and other documents that Mission NewEnergy has filed with the SEC for more complete information about Mission NewEnergy and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Mission NewEnergy, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free: 1-800-851-2920 (calling this number is not toll free outside the United States). You may also access Mission NewEnergy's most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1463471/000114420411015046/v214541_f1a.htm

This free writing prospectus, in connection with Mission NewEnergy's registration statement, provides two annexures relating to Mission NewEnergy's intention to list its ordinary shares on NASDAQ. Annexure 1 provides the Managing Director's Address to the 2010 Annual General Meeting of Mission NewEnergy on November 25, 2010. Annexure 2 provides the Managing Director's Report contained in Mission NewEnergy's 2010 Annual Report to Shareholders released on October 25, 2010.

ANNEXURE 1

MISSION NEWENERGY LIMITED ONE MISSION | ONE ENERGY | NEWENERGY

25 November 2010

MANAGING DIRECTOR’S ADDRESS TO THE 2010 ANNUAL GENERAL MEETING OF MISSION NEWENERGY LIMITED

Thank you, Mr Chairman.

On behalf of my fellow directors of the company, I also bid you a warm welcome to the 2010 Annual General Meeting of Mission NewEnergy Limited.

The Annual report which was available to all shareholders a month ago has most of the facts & figures of the year under review. My team and I would be delighted to answer any queries that you may have on the contents of the report at the end of this address.

More importantly, I would like to use this opportunity, to provide you with an update on the key milestones your company achieved during the course of 2010 and some of the key initiatives that will be implemented in 2011 to take advantage of the opportunities presented by the changing industry landscape.

We will also address the key challenges that the Company continues to face. 2010 was another challenging year for your company. While the company entered FY 2010 with well constructed strategies that enabled us to achieve some of the key milestones that we outlined in 2009, the biodiesel industry worldwide was setback by legislative issues which resulted in a world-wide slump in production and sales of biodiesel.

Both the US and Germany have seen a sharp drop in biodiesel consumption as government legislation on the biofuels industry in these two countries remain in a state of flux. We believe that this is reflective of the early stage of growth that the industry is in and that the industry will regain its strong growth trend once these legislative hurdles are sorted out.

The market potential for biofuels remains huge. A review carried out in late 2009 by the International Energy Agency (IEA) stated that biodiesel consumption has increased ten-fold to 10.9bn litres per year over the previous eight years and could double by 2012. The IEA report suggests if recent trends continue, world consumption of biodiesel could top 20bn litres per year by 2012. Most of the growth is happening in just three countries: the United States, Brazil and Germany, which together account for over half of biodiesel sold. While, Brazil powers ahead steadily supported by well established and well-supported government policies and mandates, the same cannot be said of the US and EU.

During the course of the last 12 months, our biodiesel refinery (100,000 tpa) continued to successfully produce and deliver biodiesel for sales contract entered into by Mission. I am very happy to say that all biodiesel delivered met and exceeded the European specifications to which it was required to comply with. Mission operated at 13% production capacity despite a negative commodity spread for biodiesel refining during most of 2010. The refining unit continues to make a positive contribution from biodiesel production and by-product sales. However, the lower than expected volumes due to poor demand fuelled by uncertainties in the requirements for sustainable biodiesel and the unfavourable margins between the input price of CPO and the possible sales prices of biodiesel, prevented sufficient contribution towards covering the refineries overheads.

As I said in my last AGM address, we are a young, growing organisation that is investing in the future and access to capital is therefore very important. With the USA being set to become an important market for our products with the implementation of the second Renewable Fuels Standards (RFS2), your company has taken the decision to seek a listing on the US NASDAQ Global Market. We have recently filed the registration statement with the US Securities Exchange Commission and are hopeful of completing the listing by the end of the first quarter of 2011.

On the feedstock front Mission achieved several important milestones. It shipped out 20 tonnes of Crude Jatropha Oil to an energy producer in Europe. The sale was at more than US$130 per bbl equivalent. Subsequent shipments will follow.

Mission India also shipped out approximately 200 tonnes of JCO to Mission's refinery for testing and R&D purposes.

Mission's research shows that besides using CJO to produce biodiesel, a huge market exists for Crude Jatropha Oil for use as feedstock for Combined Heat & Power (CHP) producers in Europe, thus providing a potential to gradually replace other vegetable oils that are currently being used for the same purpose. The use of biomass oil provides these power producers with special incentives/credits.

A new and lucrative market for CJO is also emerging. Since 2008, many international airlines and aircraft engine manufacturers have commenced testing biofuels on Jet engines. Most of these tests used Jatropha oil. In fact, the first of these tests carried out by Air New Zealand in December 2008 used a 50% mixture of Jatropha biofuel with 50% of normal jet fuel. Other Airlines the likes of British Airways, KLM, Continental Airlines and Japan Airlines have since conducted their own tests on aviation biofuels.

In June 2009, Boeing tested biofuels use in jet engines and revealed that the biojet fuels performed more efficiently than normal jet fuel. The International Airline Transport Association (IATA) is encouraging the use of a 10% blend of aviation biofuels from 2017 that could cement a market demand north of 150 million barrels per annum; saying that it "expects certification by 2011 at the latest" and that "Aviation biofuel is a US$100 billion plus business opportunity". The ASTM has also developed specifications to expedite certification.

The airline industry is a major source of carbon emissions. The European Union has released a 94-page list of airlines that must reduce their emissions by 1 January 2012 or they will be banned from European airports. Airlines that must reduce their emissions include some commercial airline giants like United Airlines, US Airways, Lufthansa, KLM, Alitalia, and Emirates. The list also includes the US Navy and the Air Forces of Israel and Russia. The initial ruling by the European Commission was made on August 5, 2009.

Many new technologies are rapidly being developed that will enable inedible oils such as Jatropha to be processed for new applications such as aviation biofuels. Without doubt, JCO will become a more versatile and valuable feedstock as new applications are developed. Mission as one of the largest Jatropha growing company in the world is in a very strong position to enjoy the tremendous growth opportunities that these new applications will bring forth.

While we set our sights on the tremendous and compelling business opportunities of the future, our efforts in 2011 will focus on several key areas:-

Firstly, we want to start delivering into the Valero contract. In late 2009, Mission entered into a binding five-year (plus another buyer option to extend by5 years) biodiesel supply agreement with Valero Marketing and Supply Company, a subsidiary of Valero Energy Corporation, a fortune 500 company and one of the largest independent crude-oil refiner and marketer in North America. The agreement is for an annual supply of up to 200,000 tonnes (60 million gallons) of biodiesel per year. Valero also have the right to double that amount to 400,000 tonnes per year. The agreement represented gross revenue potential to Mission of over US$3.5 billion based on then prevailing market prices.

Both Valero and Mission were well aware that the introduction of the United States Renewable Fuels Standard 2, which would mandate an increased use of biodiesel in the USA, was imminent. Mission was aware that Valero would be one of the largest parties obligated under the RFS2 to blend biodiesel and would need to purchase biodiesel in excess of what Mission could supply with its existing facility. In addition, Valero acknowledged that Mission is a leader in Jatropha plantations and could be the most affordable long term supplier of biodiesel in the market, thereby creating "a mutually beneficial co-existence".

The RFS2 was implemented by the USA in the middle of 2010. However, when announced, much to everyone's disappointment, the rules only allowed Soy oil, used cooking oil and tallow as eligible feedstock in producing biodiesel for sale in the US while other vegetable oils such as rape seed, palm oil and Jatropha oil had to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that Palm and Jatropha will meet these requirements is in progress.

In addition, a key subsidy in the USA, called the Biodiesel blending credit (being US$1 per gallon), lapsed on 31 December 2009. The extension of this subsidy, although in principle supported by Congress, is being widely debated by the US government, and has at this date still not been formally extended. Therefore, even the soy biodiesel industry in the USA is at a standstill with very little production in 2010.

Mission has been working closely with other stakeholders, the EPA and the Malaysian Palm Oil Board in getting palm to be assessed by the EPA. That assessment is well underway and a determination on Palm is expected by the end of 2010 or early 2011. Mission is hopeful that it will be able to begin supplying the US market with Palm Methyl Ester shortly after that.

Secondly, we will seek to become a supplier of choice to the Malaysian oil companies when the Malaysian biodiesel mandate kicks off in June 2011. The Prime Minister of Malaysia in his budget speech in October 2010 announced that Malaysia will commence implementation of a B5 mandate in June 2011. When implemented fully, this mandate will require 500,000 tonnes of biodiesel per annum to be blended into mineral diesel. The Malaysian Government has already advanced funds to several oil companies to enable them to meet the costs of putting up additional blending facilities.

Thirdly, becoming one of the select few compliant palm biodiesel suppliers to the EU market is a core initiative that the Company has been involved in right from the start. In 2011, Germany and its EU partner countries will be implementing the "Renewable Energy Directive", which will require biofuels to be produced only from feedstock supplies that meet certain minimum sustainability criteria. Mission is well ahead in its efforts to meet these standards. In 2008, we became the first and only Palm biodiesel manufacturer to receive the German government sponsored International Sustainability & Carbon Certification (ISCC) attestation. Mission is expecting to receive its ISCC certification by year end after preliminary feedback from a successful audit of its facilities in October this year. The ISCC certification is approved and accepted by the German government as a guarantee of RED compliant biofuels.

As biofuel policies around the world will move away from a focus on production capacity towards ways of solving questions over economic and ecological sustainability, Mission will stand out as a supplier of choice. Some governments, for example, are investigating carbon reduction targets instead of volume targets. This may mean that a higher percentage of biofuel gets added into mineral diesel. Mission has been at the forefront on all these issues by forming strong backward linkages on Palm and through its strategy to develop Jatropha as the feedstock of choice for its biodiesel production. We believe that our painstaking efforts on these fronts will hold us in good stead to become the supplier of choice to our global customers.

Fourthly, Mission will also be putting in more effort into our plantation activities in India towards achieving the desired yields at the lowest possible cost. Mission is currently further enhancing its agro technology system. This will greatly enhance the way we track and deliver assistance to our more than 126,000 farmers in India. We believe that we have designed and are building one of the most sophisticated and useful farming technology systems in the world.

Fifthly, gaining access to working capital facilities is a key initiative. The refining and selling of biodiesel requires a huge amount of working capital. For example, to produce and sell 10,000 tonnes of biodiesel per month requires working capital of approximately US$45 million. One can now begin to see that Working capital (or the lack of it) has become a big barrier to entry in this business. Many biodiesel plants that completed construction could not be commissioned and many more who have been in shut down mode will not be able to start up for lack of working capital.

Lastly, we will work hard with our investment banking and legal advisors in getting Mission's registration statement approved by the US SEC so that we will be ready for a listing on the NASDAQ within the first quarter of 2011. En route to the listing, Mission is expected to consolidate its shares, warrants and notes on a 50:1 basis in order to meet NASDAQ minimum price requirements. Based on the current share price, Mission will have a theoretical share price of US$9.80 per share on the day it lists on NASDAQ.

2011 may well see Mission getting into several new partnerships with other companies who are doing some great work in this space. Such partnerships will enhance our business exponentially as they will allow us to deploy state of the art technologies and processes in our overall delivery of our end product. We are in discussion with various companies in this regard and shareholders can expect some very positive announcements on these ventures.

To summarise, I would like to assure you that your management at Mission is well aware of the critical success factors of the business we are in and together with the guidance of our eminent board we have developed detailed action plans for each of these success factors. We will be steadfast in implementing them and I look forward to update you as we progress through the year.

In closing, I would like to thank our valued shareholders for their support, my fellow directors for their guidance and to all our employees and business partners for their diligence and support.

Thank you.

ANNEXURE 2

MANAGING DIRECTOR’S REPORT

Dear Valued Shareholders,

I am delighted to present Mission’s fifth Annual Report to all of you.

We have just completed a very challenging twelve months. As I always say to my colleagues, “in problems, we find opportunities”, Mission has tried very hard to overcome many of these problems in our path...one hurdle at a time, to position the company to take advantage of the turnaround in the industry which we believe is imminent.

Reviewing 2010

We entered FY 2010 with well constructed strategies that enabled us to achieve some of the key milestones outlined below so as to ensure that your company is poised to become a reputable global producer of low cost and environmentally compliant biodiesel.

New Business:

In my last AGM address I outlined several strategies that Mission was putting in place for a successful 2009/2010. I had said "Mission's strategy would be to form longer term off-take partnerships where both parties can leverage on their individual strengths to create a mutually beneficial co-existence. Such partnerships could also be strategic...where producers and customers get into 5 to 20 year supply arrangements. However, certain attributes are necessary for this to happen, chief among which is long term access to captive and cheap feedstock ". Many in the industry thought that I was stating the obvious and quickly dismissed the notion that a biodiesel producer could secure a contract longer than a year as was (and still is) the norm in the industry. Some even wondered how we were going to get a contract in the first place when refining spreads were in negative territory.

So it was "surprises galore" when we announced that Mission had entered into a binding five-year (plus another buyer option to extend by5 years) biodiesel supply agreement with Valero Marketing and Supply Company, a subsidiary of Valero Energy Corporation, a fortune 500 hundred company and one of the largest independent crude-oil refiner and marketer in North America. The agreement was for an annual supply of up to 200,000 tonnes (60 million gallons) of biodiesel per year. Valero also have the right to double that amount to 400,000 tonnes per year. The agreement represented gross revenue potential to Mission of over US$3.5 billion based on then prevailing market prices.

Both Valero and Mission were well aware that the introduction of the United States Renewable Fuels Standard 2, which would mandate an increased use of biodiesel in the USA, was imminent. Mission was aware that Valero would be one of the largest parties obligated under the RFS2 to blend biodiesel and would need to purchase biodiesel in excess of what Mission could supply with its existing facility. In addition, Valero acknowledged that Mission is a leader in Jatropha plantations and could be the most affordable long term supplier of biodiesel in the market, thereby creating "a mutually beneficial co-existence".

The RFS2 was implemented by the USA in the middle of 2010. However, when announced, much to everyone's disappointment, the rules only allowed Soy oil, used cooking oil and tallow as eligible feedstock in producing biodiesel for sale in the US while other vegetable oils such as rape seed, palm oil and Jatropha oil had to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that Palm and Jatropha will meet these requirements is in progress.

In addition, a key subsidy in the USA, called the Biodiesel blending credit (being US$1 per gallon), lapsed on 31 December 2009. The extension of this subsidy, although in principle supported by Congress, is being widely debated by the US government, and has at this date still not been formally extended. Therefore, even the soy biodiesel industry in the USA was at a standstill with very little production in 2010.

A determination on Palm is expected by the end of 2010. Mission is hopeful that it will be able to begin supplying Valero shortly after that.

ISO Certification:

I am pleased to say that one of our key refineries, Mission Biotechnologies Sdn Bhd, which operates the 100,000 tpa biodiesel refinery, has received the renowned ISO9001:2008 certification. ISO9001 is by far the world’s most established quality framework and achievement of this certification demonstrates the top-class quality of Mission’s management systems, processes, operating standards and procedures that are employed. This certification is recognition of dedication to best practices and I can proudly say that Mission is one of only a few biodiesel refiners in the world to have achieved this certification.

Sustainability:

On our target towards sustainable production of biodiesel, our ongoing association with International Sustainability & Carbon Certification (ISCC) will enable us to achieve a first mover advantage to access the 2010 and beyond EU Renewable Energy Directive (RED) governed biofuels market, through full German Government accredited certification under ISCC.

This achievement is also a testimony of Mission's commitment and leadership in delivering sustainable biofuels to the global market. Through active involvement in the development of the ISCC system, another achievement for Mission is the appointment of our company as a member of the ISCC Board.

Refinery:

During the course of the last 12 months, our biodiesel refinery (100,000 tpa) continued to successfully produce and deliver biodiesel for sales contract entered into by Mission. I am very happy to say that all biodiesel delivered met and exceeded the European specifications to which it was required to comply with. Mission operated at 13% production capacity despite a negative commodity spread for biodiesel refining during most of 2010. The refining unit continues to make a positive contribution from biodiesel production and by-product sales. However, the lower than expected volumes due to poor demand fuelled by uncertainties in the requirements for sustainable biodiesel and the unfavourable margins between the input price of CPO and the possible sales prices of biodiesel, prevented sufficient contribution towards covering the refineries overheads.

Feedstock:

The year has been a period of consolidation - strengthening our resources within Mission’s Indian operations and reviewing and streamlining of the operations in the feedstock business with a focus on yield improvement and receivables collection. To further boost the farming model, Mission had organised its contract farmers in a diverse manner spanning large geographical areas of India. It is extremely encouraging to note that approximately 50% of its acreage is performing to targets and we attribute this to the deep and consistent contact with our contract farmers, further enabled by Mission’s proprietary agronomy hardware and software. This, together with focused leadership provides Mission with a very clear understanding of the performance of its contract farming system. Additional positive developments in the Indian sector sees the Indian Government (Ministry of Finance) approving further capital investment by Mission into its Indian feedstock business and to carry on with the original approved activity of being engaged in the contract farming of Jatropha Curcas and utilization of the Jatropha oil for domestic or export markets.

Commissioning of Mission 2:

Mission recently achieved commissioning of its second 250,000 tpa (approximately 75 million gallons per annum) Axens 2nd Generation biodiesel transesterification refinery. During the performance tests, the plant achieved its nameplate capacity and met all guaranteed performance parameters. The biodiesel produced during the performance test has been evaluated by an internationally renowned external laboratory and the results exceed the European EN14214 specification for Biodiesel. Additionally, a new process capable of producing different esters of biodiesel is being incorporated into Mission’s refinery operations. This stand-alone unit will serve both Mission’s refineries, and enable Mission to become one of the few biodiesel producers in the Asian region who can meet the Cold Soak Filter Test (CSFT) requirements under the revised ASTM D6751:2009 biodiesel specification.

2011 and beyond:

Our efforts in 2011 will focus on several areas:-

1.	delivering into the Valero contract,

2.	becoming a supplier of choice to the Malaysian oil companies when the Malaysian mandate kicks off in June 2011,

3.	becoming one of the select few compliant palm biodiesel suppliers to the EU market,

4.	putting in more effort into our plantation activities in India towards achieving the desired yields at the lowest possible cost, and

5.
gaining access to working capital facilities. Working capital (or the lack of it) has become a big barrier to entry in this business. Many biodiesel plants that completed construction could not be commissioned and many more who have been in shut down mode will not be able to start up for lack of working capital.

We have developed detailed action plans for each of these strategies and will be steadfast in implementing them. I look forward to update you as we progress through the year.

Conclusion

The company, though embattled, is in a good position to take advantage of the opportunities that are emerging in the market place. We have a substantial contract with a reputable buyer that we can deliver into as soon as the RFS2 rules allow us to do so. We are way ahead in meeting the sustainability requirements that come into force in Germany and EU by year end. We have an unencumbered balance sheet which will provide us access to working capital financing which is proving to be a big barrier to entry and we are working towards a listing on the NASDAQ Global Market which will provide us with a better profile and access to capital.

In closing, once again my heartfelt thanks to colleagues on the board for their invaluable guidance and my sincere appreciation to Mission’s dedicated employees who continue to contribute their best during these times. Their grit is certainly an inspiration. To all our investors, my gratitude for your confidence in enabling us to carry out our Mission and to realize our dreams.

Yours sincerely,

Nathan Mahalingam
Group Managing Director